EXHIBIT (12)

[Sutherland Asbill & Brennan Letterhead]

April 20, 2007

Board of Trustees
TIAA-CREF Mutual Funds
730 Third Avenue
New York, New York 10017

Board of Trustees
TIAA-CREF Institutional Mutual Funds
730 Third Avenue
New York, New York 10017

Ladies and Gentlemen:

          This letter responds to your request for our opinion concerning the federal income tax consequences of (i) the transfer of substantially all the assets of the International Equity Fund, Growth Equity Fund, Growth & Income Fund, Equity Index Fund, Social Choice Equity Fund, Managed Allocation Fund, Bond Plus Fund, Short-Term Bond Fund, High-Yield Bond Fund, Tax-Exempt Bond Fund and Money Market Fund (each a “Target Fund,” and collectively, the “Target Funds”) of TIAA-CREF Mutual Funds (the “Retail Trust”) to, respectively, the Institutional International Equity Fund, Institutional Large-Cap Growth Fund, Institutional Growth & Income Fund, Institutional Equity Index Fund, Institutional Social Choice Equity Fund, Institutional Managed Allocation Fund II, Institutional Bond Plus Fund II, Institutional Short-Term Bond Fund II, Institutional High-Yield Fund II, Institutional Tax-Exempt Bond Fund II and Institutional Money Market Fund (each an “Acquiring Fund,” and collectively, the “Acquiring Funds”) of TIAA-CREF Institutional Mutual Funds (the “Institutional Trust”) and the assumption by each respective Acquiring Fund of the liabilities (if any) of the corresponding Target Fund and (ii) the liquidation of the Target Funds. (Each of the transactions described in the previous sentence will be referred to as a “Reorganization,” and collectively, as the “Reorganizations.”) In rendering our opinion, we have relied solely on the representations and assumptions set forth below and on the facts set forth below or contained in the following documents: (a) the Agreement and Plan of Reorganization adopted by the Retail Trust on behalf of the Target Funds and by the Institutional Trust on behalf of the Acquiring Funds (the “Plan of Reorganization”) and (b) the combined Prospectus/Proxy Statement (the “Prospectus”) of the Retail Trust and the Institutional Trust.

          We are furnishing this opinion letter solely for the benefit of the Retail Trust (including the Target Funds thereof), the Institutional Trust (including the Acquiring Funds thereof), and the Boards of Trustees of the Retail Trust and the Institutional Trust (the “Boards”), and this letter is not to be used, circulated, or quoted for any other purpose without our written consent.

Our opinion reflects our interpretation of the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), as in effect as of the date hereof. Our opinion is limited to the federal income tax consequences of the Reorganizations, and we express no opinion regarding any state, local, foreign, or other tax or nontax consequences. Absent your written request, we will revise or update this letter to reflect subsequent changes in law only through the closing date of the Reorganizations.

Summary of Relevant Facts

          Both the Retail Trust and the Institutional Trust are Delaware statutory trusts and are registered as diversified open-end management investment companies under the Investment Company Act of 1940, as amended (the “1940 Act”). The Retail Trust and the Institutional Trust are part of the TIAA-CREF family of mutual funds and Teachers Advisors Inc. (the “Advisor”) serves as investment adviser to both the Retail Trust and the Institutional Trust. Each of the Retail Trust and the Institutional Trust comprises several separate investment portfolios and issues separate classes of shares of beneficial interests representing ownership interests in each of those portfolios. The Retail Trust currently offers the eleven Target Funds, each with only one class of shares. Shares of the Target Funds generally are offered directly to the investing public.

          The Institutional Trust currently offers numerous diversified portfolios, including the Acquiring Funds, that offer up to three classes of shares:

(1)	Retail Class shares, which are offered directly to the investing public.

(2)	Institutional Class shares, which are only available for purchase by or through certain intermediaries affiliated with TIAA-CREF, or other persons, such as state- sponsored tuition savings plans, or employer-sponsored employee benefit plans, who have entered into a contract or arrangement to purchase shares of the Funds with a TIAA-CREF intermediary, other affiliates of TIAA-CREF, or other persons that the Institutional Trust may approve from time to time. Under certain circumstances, this class may be offered through accounts established by employers, through TIAA-CREF, in connection with certain employee benefit plans, such as 401(a) (including 401(k) and Keogh plans), 403(a), 403(b), and 457 plans, or through custody accounts established by individuals through TIAA- CREF as Individual Retirement Accounts (“IRAs”).

(3)	Retirement Class shares, which are offered exclusively through accounts established by employees in connection with certain employee benefit plans or through certain custody accounts established by individuals as IRAs.

Pursuant to the Plan of Reorganization described below, the shareholders of the Target Funds who meet the eligibility requirements to own Institutional Class shares of the Acquiring Funds (“Institutional Class Acquiring Fund Shares”) will receive Institutional Class Acquiring Fund Shares in the Reorganizations. (The shares of Target Fund shareholders who are eligible for Institutional Class

Acquiring Fund Shares will be referred to herein as “Institutional-Eligible Target Fund Shares.”) All other Target Fund shareholders will receive Retail Class shares of the Acquiring Funds (“Retail Class Acquiring Fund Shares”) in the Reorganizations. No Target Fund shareholder will receive Retirement Class shares as part of a Reorganizations.

          As set forth in the Prospectus, the Advisor has proposed the Reorganizations as part of TIAA-CREF’s current efforts to consolidate and streamline operations by offering a streamlined mutual fund family with consistent and sustainable pricing, greater efficiencies, and a continued high level of shareholder services. The Advisor has been incurring substantial losses on its mutual funds business since the Retail Trust was launched in 1997. Among the many factors contributing to these losses is that the fees charged by the Advisor did not cover the actual expenses incurred by the Advisor to manage and operate the portfolios of the Retail Trust. As part of the larger effort to continue offering competitively priced mutual funds, the Advisor is seeking to combine duplicative mutual funds through the Reorganizations. Among other things, the Reorganizations are designed to accomplish the following:

  Reduce investor confusion through the consolidation of duplicative funds with similar names and investment objectives and strategies;
  Enable shareholders to benefit over the long term from future economies of scale that are expected to result from combining the assets of the Target Funds and Acquiring Funds;
  Maintain overall fees at a level that keeps the combined Acquiring Funds competitive with the lower-priced offerings in the industry, while reflecting the costs associated with operating those funds and maintaining a high level of service to shareholders; and
  Provide continuity of investment management, since both the Retail and Institutional Trust are managed by the same investment adviser and portfolio management teams.

          For these and other valid business reasons set forth in the Prospectus, the Boards of the Retail Trust and the Institutional Trust have determined that it would be in the best interests of the shareholders of both the Acquiring Funds and the Target Funds for each of the Target Funds to be combined with the corresponding Acquiring Fund identified in the table below:

Retail Trust	Institutional Trust

International Equity Fund	Institutional International Equity Fund

Growth Equity Fund	Institutional Large-Cap Growth Fund

Growth & Income Fund	Institutional Growth & Income Fund

Equity Index Fund	Institutional Equity Index Fund

Social Choice Equity Fund	Institutional Social Choice Equity Fund

Managed Allocation Fund	Institutional Managed Allocation Fund II

Bond Plus Fund	Institutional Bond Plus Fund II

Short-Term Bond Fund	Institutional Short-Term Bond Fund II

High-Yield Bond Fund	Institutional High-Yield Fund II

Tax-Exempt Bond Fund	Institutional Tax-Exempt Bond Fund II

Money Market Fund	Institutional Money Market Fund

Accordingly, the following Agreement and Plan of Reorganization has been approved by the Boards:

          (i)      on or as soon as practicable prior to the closing date for the Reorganizations (the “Closing Date”), each Target Fund will, if applicable, declare and pay to its shareholders of record one or more dividends and/or other distributions so that it will have distributed substantially all of its investment company taxable income (computed without regard to any deduction for dividends paid) and realized net capital gain, if any, for the current taxable year through the Closing Date;

          (ii)      on the Closing Date, substantially all of the assets of each Target Fund will be transferred to the corresponding Acquiring Fund in exchange for shares of such Acquiring Fund and the assumption by such Acquiring Fund of the liabilities (if any) of the corresponding Target Fund. The aggregate value of the Acquiring Fund shares to be issued in this exchange will be equal to the value of the net assets transferred (computed using the valuation procedures set forth in the Institutional Trust’s then-current prospectus and statement of additional information);

          (iii)      as soon as conveniently practicable after the Closing Date, each Target Fund will distribute the corresponding Acquiring Fund shares received by it pursuant to the Plan of Reorganization to its shareholders pro rata in proportion to their respective interests;1 and

          (iv)      each Target Fund will be completely liquidated.

Representations

          Our opinion is conditioned upon the accuracy of the following representations as of the Closing Date, which representations have been certified to us by an appropriate authorized

1 The distribution will be accomplished by establishing new accounts on the shareholder records of the Acquiring Fund in the name of each Target Fund shareholder, with each new account being credited with the respective pro rata number of Acquiring Fund shares due the shareholder by class (i.e., the account for a shareholder of Institutional-Eligible Target Fund Shares will be credited with the respective pro rata number of Institutional Class Acquiring Fund Shares due that shareholder, and the account for a shareholder of Target Fund Shares that are not designated as Institutional-Eligible Target Fund Shares will be credited with the respective pro rata number of Retail Class Acquiring Fund Shares due that shareholder), based on the relative net asset values per share as of the Closing Date. All shares of Target Fund stock will be redeemed or canceled.

officer of the Retail Trust and/or the Institutional Trust:

          (a)      Each of the Retail Trust and the Institutional Trust is registered with the Securities and Exchange Commission under the 1940 Act as an open-end management investment company, and each of the Target Funds and the Acquiring Funds (1) operates as a separate open-end management investment company and (2) is taxable as a separate corporation for federal income tax purposes by reason of section 851(g).2

          (b)      Each of the Target Funds and the Acquiring Funds qualified for treatment as a regulated investment company under section 851 (a “RIC”) for its most recent taxable year and will qualify as such for its current taxable year (including each Target Fund’s last short taxable period ending on the Closing Date). Following completion of the Reorganizations, each of the Acquiring Funds will qualify as a RIC within the meaning of section 851 for the taxable year in which the Reorganizations occur and, based upon current requirements, intends to qualify as such for all subsequent taxable years.

          (c)      The fair market value of the shares (regardless of class) of an Acquiring Fund to be received by each shareholder of the corresponding Target Fund will be approximately equal to the fair market value of the shares of the Target Fund surrendered in exchange therefor.

          (d)      Each Acquiring Fund will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the corresponding Target Fund immediately prior to the Reorganizations. For purposes of this representation, amounts used by a Target Fund to pay its reorganization expenses and all redemptions and distributions (except for (1) redemptions in the ordinary course of the Target Fund’s business as an open-end investment company as required by section 22(e) of the 1940 Act pursuant to a demand of a shareholder and (2) regular, normal dividends) made by the Target Fund immediately prior to the transfer will be included as assets of the Target Fund held immediately prior to the Reorganizations.

          (e)      There will be no shareholders of any Target Fund entitled to appraisal rights under state law as a result of the Reorganizations, no cash will be paid to any shareholder of a Target Fund in lieu of fractional shares of an Acquiring Fund, and no cash or property other than shares of the corresponding Acquiring Fund will be received by or distributed to the shareholders of a Target Fund in the Reorganizations.

          (f)      Neither any Acquiring Fund nor any person related to any Acquiring Fund has any plan or intention to redeem (or acquire) any of the Acquiring Fund shares issued in the Reorganizations except under their legal obligations under section 22(e) of the 1940 Act.

          (g)      Following the Reorganizations, an Acquiring Fund may sell up to 66 2/3 percent of the assets of the corresponding Target Fund acquired in the Reorganizations (the “Acquired Assets”). Otherwise, no Acquiring Fund has any current plan or intention to sell or otherwise dispose of any of the Acquired Assets other than in the ordinary course of business and

2 Unless otherwise indicated, all section references are to the Code.

consistent with such Acquiring Fund’s investment objectives and policies. For this purpose, a sale of an Acquired Asset will not be considered to be in the ordinary course of business if such asset is sold principally because (i) such asset is not a permitted asset of the Acquiring Fund or is not otherwise consistent with an Acquiring Fund’s fundamental investment policies or (ii) the total holdings of such asset by the Acquiring Fund immediately after the Reorganizations exceed the amount of such asset that the Advisor believes the Acquiring Fund should hold (as of the Closing Date) pursuant to its investment objectives and policies. Each Acquiring Fund intends to reinvest the proceeds from the sale of any Acquired Assets consistent with its investment objectives and policies.

          (h)      The liabilities of a Target Fund to be assumed by the corresponding Acquiring Fund (if any) were incurred by such Target Fund in the ordinary course of its business and are associated with the assets to be transferred.

          (i)      Other than expenses solely and directly related to the Reorganizations (which may be paid by the Advisor), the Acquiring Funds, the Target Funds, and their respective shareholders will pay their respective transaction expenses (if any).

          (j)      There is no intercorporate indebtedness between any Acquiring Fund and the corresponding Target Fund.

          (k)     The fair market value of the assets of a Target Fund to be transferred in the Reorganizations to the corresponding Acquiring Fund will exceed the sum of the liabilities to be assumed by such Acquiring Fund (if any).

          (l)      The total adjusted basis of the assets of a Target Fund transferred to the corresponding Acquiring Fund will equal or exceed the sum of the liabilities (if any) to be assumed by such Acquiring Fund pursuant to the Reorganizations.

          (m)    Each Target Fund will distribute to its shareholders the shares of the corresponding Acquiring Fund it receives pursuant to the Reorganizations.

          (n)     As of the Closing Date, each Target Fund will cease to be a going concern except for completion of the transactions contemplated pursuant to the Plan of Reorganization. Following its final liquidating distribution, a Target Fund will not retain any assets and will be dissolved.

          (o)     In contemplation of the Reorganizations, no Target Fund has disposed, or will dispose, of any assets other than (1) pursuant to sales occurring in the ordinary course of its business as a RIC and (2) the transfer of its assets to the corresponding Acquiring Fund pursuant to the Reorganizations.

          (p)     Prior to the adoption of the Plan of Reorganization, neither a Target Fund nor any person related to such Target Fund has redeemed (or acquired) any shares of such Target Fund except under the legal obligations of the Target Fund under section 22(e) of the 1940 Act.

          (q)      No Acquiring Fund owns, directly or indirectly, nor has it owned during the past five years, directly or indirectly, any shares of the corresponding Target Fund.

          (r)      All of the outstanding shares of the Acquiring Funds, regardless of class designation, are voting shares. All shares issued by the Acquiring Funds in the Reorganizations, regardless of class designation, will be voting shares.

          (s)      During the five-year period ending on the Closing Date, no Target Fund has made (and will not have made) any distributions with respect to the Target Fund shares (other than regular and normal dividend distributions made pursuant to the Target Fund’s historic dividend paying practice), either directly or through any transaction, agreement, or arrangement with any other person, except for distributions described in sections 852 and 4982.

          (t)      The Acquiring Funds and the Target Funds are each engaging in the Reorganizations for valid business reasons.

Opinion

          Based on our analysis of the Code, the Income Tax Regulations promulgated under the Code, case law, published and private rulings of the Internal Revenue Service, and other relevant legal authority, and in view of the facts summarized above and the representations set forth above, it is our opinion that the following federal income tax consequences will result from each respective Reorganization:

          1.      The Reorganization will constitute a “reorganization” within the meaning of section 368(a), and the Target Fund and the corresponding Acquiring Fund each will be a “party to a reorganization” within the meaning of section 368(b).

          2.      No gain or loss will be recognized by the Target Fund (i) on the transfer of its assets to the corresponding Acquiring Fund in exchange solely for shares of the Acquiring Fund and the Acquiring Fund’s assumption of the liabilities (if any) of the Target Fund and (ii) the subsequent distribution by the Target Fund of those shares to the shareholders of the Target Fund. Section 361.

          3.      No gain or loss will be recognized by the Acquiring Fund on receipt of the assets transferred to it by the corresponding Target Fund in exchange for shares of the Acquiring Fund and the assumption of the liabilities (if any) of the Target Fund. Section 1032.

          4.      The Acquiring Fund’s basis in the assets received from the Target Fund will be the same as the Target Fund’s basis in those assets immediately prior to the Reorganization. Section 362(b).

          5.      The Acquiring Fund’s holding period for the transferred assets will include the Target Fund’s holding period therefor. Section 1223(2).

          6.      No gain or loss will be recognized by the shareholders of the Target Fund on the exchange of their shares of the Target Fund solely for shares of the Acquiring Fund. Section 354.

          7.      A Target Fund shareholder’s basis in the shares of the Acquiring Fund received in the Reorganization will be the same as the adjusted basis of the shares of the Target Fund surrendered in exchange therefor. Section 358.

          8.      A Target Fund shareholder’s holding period in the shares of the Acquiring Fund received in the Reorganization will include the shareholder’s holding period for the shares of the Target Fund surrendered in exchange therefor, provided such Target Fund shares were held as capital assets on the Closing Date. Section 1223(l).

          9.      The Acquiring Fund will succeed to and take into account the items of the Target Fund described in section 381(c), including any earnings and profits, or deficit therein, of the Target Fund as of the date of the Closing Date, subject to the conditions and limitations specified in sections 381, 382, 383, and 384.

*   *   *

          We express no opinion regarding the federal income tax consequences of the payment by the Advisor of expenses incurred in connection with the Reorganizations, except in relation to the qualification of the transfer of the Target Fund’s assets to the Acquiring Fund as a reorganization under section 368(a).

Circular 230 Disclosure

          In order to comply with recent Treasury Department regulations, we advise you that (i) this opinion letter was not intended or written by us to be used, and cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer; (ii) this opinion is provided to support the promotion or marketing of the transaction or matters discussed herein; and (iii) readers of this opinion letter other than the named addressees should seek advice regarding the Reorganization based on his, her, or its own particular circumstances from an independent tax adviser.

Sincerely yours,

/s/ Sutherland Asbill & Brennan LLP

SUTHERLAND ASBILL & BRENNAN LLP